Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time a final prospectus supplement is delivered. This prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS SUPPLEMENT (SUBJECT TO COMPLETION)
(TO PROSPECTUS DATED MARCH 27, 1997)
ISSUED MARCH 27, 1997

                                1,820,386 SHARES
                                     [LOGO]

                                  COMMON STOCK

                            ------------------------

THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS RELATE TO 1,820,386 SHARES (THE 'SHARES') OF COMMON STOCK, PAR VALUE $.001 PER SHARE (THE 'COMMON
   STOCK'), OF BARNES & NOBLE, INC., A DELAWARE CORPORATION (THE 'COMPANY'), OFFERED HEREBY (THE 'OFFERING') BY VENDEX INTERNATIONAL N.V., A
     CORPORATION ORGANIZED UNDER THE LAWS OF THE NETHERLANDS (THE 'SELLING STOCKHOLDER'), AND SOLD BY THE UNDERWRITER NAMED BELOW. SEE 'SELLING
       STOCKHOLDER' IN THE ACCOMPANYING PROSPECTUS AND 'THE UNDERWRITER'.
       THE COMPANY WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF THE
        SHARES OFFERED HEREBY. THE COMMON STOCK IS LISTED ON THE NEW
          YORK STOCK EXCHANGE (THE 'NYSE') UNDER THE SYMBOL 'BKS'.
              ON MARCH 26, 1997, THE REPORTED LAST SALES PRICE
                OF THE COMMON STOCK ON THE NYSE WAS $36 1/4.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
     THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
       PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
                     CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                            PRICE $          A SHARE

                            ------------------------

                                          UNDERWRITING
                          PRICE TO        DISCOUNTS AND            PROCEEDS TO
                           PUBLIC        COMMISSIONS (1)     SELLING STOCKHOLDER (2)

                        ------------     ---------------     ------------------------
Per Share............   $                   $                       $
Total................   $                   $                       $

------------------
(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See 'Underwriter.'

(2) Before deducting expenses payable by the Selling Stockholder estimated at $100,000.

                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriter and subject to approval of certain legal matters by Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Underwriter. It is expected
that delivery of the Shares will be made on or about April   , 1997 at the
office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                            ------------------------

                              MORGAN STANLEY & CO.
                                     INCORPORATED

April   , 1997

     No dealer, salesperson or any other person has been authorized in connection with any offering made hereby to give any information or to make any representation other than as contained in this Prospectus Supplement or the Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholder or the Underwriter. This Prospectus Supplement or the Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Shares offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the Shares offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder shall under any circumstances imply that the information contained herein is correct as of any date subsequent to the date hereof.
                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                  PAGE
                                                  ----
Use of Proceeds................................   S-3
The Underwriter................................   S-3
Legal Matters..................................   S-4

                                   PROSPECTUS

                                                  PAGE
                                                  ----
Available Information..........................     2
Incorporation of Certain Documents by
  Reference....................................     2
The Company....................................     3
Use of Proceeds................................     4
Price Range of Common Stock....................     5
Selected Consolidated Financial Data...........     6
Selling Stockholder............................     8
Plan of Distribution...........................     8
Legal Matters..................................     8
Experts........................................     9
Certain Forward-Looking Statements.............     9

                               ------------------


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITER MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'THE UNDERWRITER.'

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholder.

                                THE UNDERWRITER

     Under the terms and subject to the conditions contained in an Underwriting Agreement and Pricing Agreement each dated the date hereof (collectively, the 'Underwriting Agreement'), Morgan Stanley & Co. Incorporated (the 'Underwriter') has agreed to purchase, and the Selling Stockholder has agreed to sell to the Underwriter, the Shares.

     The Underwriting Agreement provides that the obligation of the Underwriter to pay for and accept delivery of the Shares is subject to the approval of certain legal matters by its counsel and to certain other conditions. The Underwriter is obligated to take and pay for all the Shares if any are taken.

     It is expected that all or a substantial portion of the Shares may be sold by the Underwriter to purchasers in one or more transactions (which may involve block transactions) on the NYSE or otherwise. The distribution of the Shares may also be effected from time to time in special offerings, exchange distributions and/or secondary distributions pursuant to and in accordance with the rules of the NYSE, in the over-the-counter market, in negotiated transactions through the writing of options on the Shares (whether such options are listed on an options exchange or otherwise), or in a combination of such methods at prevailing market prices or at negotiated prices. The Underwriter may effect such transactions by selling Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriter and/or the purchasers of such Shares for whom they may act as agents or to whom they may sell as principal.

     In connection with the sale of the Shares, the Underwriter will receive compensation in the form of commissions or discounts and may receive compensation from purchasers of the Shares for whom they may act as agent or to whom they may sell as principal in the form of commissions or discounts, in each case in amounts which will not exceed those customary in the types of transactions involved. The Underwriters and dealers that participate in the distribution of the Shares may be deemed to be underwriters, and any discounts received by them from the Selling Stockholder and any compensation received by them on resale of the Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Company has agreed that, without the prior written consent of the Underwriters, it will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 90 days after the date of this Prospectus Supplement, other than (i) any shares of Common Stock sold upon the exercise of an option or warrant or the conversion or exchange of a security outstanding on the date of this Prospectus Supplement, and (ii) any securities of the Company sold or granted pursuant to the Company's stock option plans. In addition, Leonard Riggio, the Chairman of the Board, Chief Executive Officer and

principal stockholder of the Company, and Barnes & Noble College Bookstores, Inc., a New York corporation owned by Mr. Riggio, as holders of an aggregate of 7,012,376 shares of Common Stock, have agreed (with certain exceptions) not to offer, sell, contract to sell or otherwise dispose of such shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of the Underwriter.

     In order to facilitate the offering of the Common Stock, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriter may overallot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriter may bid for, and purchase, shares of the Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or contribute to payments which the Underwriter may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain legal matters in connection with the offering to which this Prospectus Supplement and the accompanying Prospectus relates will be passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman LLP, New York, New York. Certain legal matters will be passed on for the Underwriter by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed on for the Selling Stockholder by Dewey Ballantine, New York, New York.

PROSPECTUS

                                1,820,386 SHARES
                                     [LOGO]

                                  COMMON STOCK

                            ------------------------

This Prospectus relates to 1,820,386 shares (the 'Shares') of common stock, par value $.001 per share ('Common Stock'), of Barnes & Noble, Inc. ('Barnes & Noble' or the 'Company'), which may be offered by the selling stockholder named herein (the 'Selling Stockholder') from time to time. The Company will receive no part of the proceeds from sales of the Shares offered hereby.

     The Shares are listed on the New York Stock Exchange (the 'NYSE') under the trading symbol 'BKS'. On March 26, 1997, the closing price of the Common Stock on the NYSE was $36.25 per share.

     The Shares will be sold either directly by the Selling Stockholder or through underwriters, brokers, dealers or agents. At the time any particular offer of Shares is made, if and to the extent required, the specific number of Shares offered, the offering price, and the other terms of the offering, including the names of any underwriters, brokers, dealers or agents involved in the offering and the compensation, if any, of such underwriters, brokers, dealers or agents, will be set forth in a supplement to this Prospectus (a 'Prospectus Supplement'). Any statement contained in this Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in any Prospectus Supplement delivered herewith.

     Unless this Prospectus is accompanied by a Prospectus Supplement stating otherwise, offers and sales may be made pursuant to this Prospectus only in ordinary broker's transactions made on the NYSE in transactions involving ordinary and customary brokerage commissions.

     The Selling Stockholder will bear all expenses incurred in connection with offers and sales of the Shares pursuant to this Prospectus, including any underwriting discounts and commissions, and transfer taxes incurred in connection therewith.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                            CRIMINAL OFFENSE.

                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS MARCH 27, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60606. Copies of such materials can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which exchange the Common Stock is listed. The Commission maintains a Web site that contains reports, proxy statements and other information filed electronically by the Company with the Commission which can be accessed over the Internet at http://www.sec.gov.

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the 'Securities Act'). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to such copy filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended January 27, 1996; (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended April 27, 1996, July 27, 1996 and October 26, 1996; and (iii) the description of the Common Stock contained in
Item 1 of the Company's Registration Statement on Form 8-A filed with the Commission on September 2, 1993.

     All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Any person receiving a copy of this Prospectus may obtain from the Company, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (other than the exhibits expressly incorporated in such documents by reference). Requests should be directed to the Director of Investor Relations, Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011 (telephone: (212) 633-3336).

                                  THE COMPANY

     The following summary of the business of the Company is qualified in its entirety by and should be read together with the more detailed information and financial statements incorporated by reference in this Prospectus. See 'Incorporation of Certain Documents by Reference.'

     Barnes & Noble is the world's largest bookseller, operating 1,008 stores in all 50 states and the District of Columbia as of February 1, 1997. The Company's rapidly expanding superstore operations consist of 431 book superstores primarily under the Barnes & Noble tradename, and its mall bookstore operations consist of 577 stores primarily under the B. Dalton tradename. The Company also publishes books under its 'Barnes & Noble Books' imprint for exclusive sale through the Company's retail stores and mail-order catalogs. Barnes & Noble superstores offer an authoritative selection of more than 175,000 titles from more than 10,000 publishers, with an emphasis on small, independent publishers and university presses. The Company is also the exclusive bookseller in America Online's Marketplace and expects to launch a World Wide Web site, operating the 'world's largest bookseller online', in the near future.

     The Company opened 91 superstores during the 53 weeks ended February 1, 1997 (the '1996 Fiscal Year') and closed 18 superstores, of which 12 were relocated. The Company opened 10 mall bookstores in the 1996 Fiscal Year and closed 72. The Company expects to open approximately 70 superstores in the 52 weeks ending January 31, 1998.

     The Company believes it is well-positioned to capitalize on the continuing growth trends in the United States retail book market, and to create new demand for consumer books. The Company's operating stategy is to achieve growth and increase profitability by (i) continuing the expansion of its superstore business, (ii) exploiting the Company's significant investment in systems and distribution to increase store productivity and customer service, (iii) exploiting economies of scale available to the Company, (iv) increasing sales of books published by the Company, and (v) expanding the Company's channels of distribution to include the Internet.

     The Company recently reported its unaudited financial results for the 1996 Fiscal Year. Net earnings for the 1996 Fiscal Year were $51.2 million, an increase of 49% over $34.3 million of net earnings for the 52 weeks ended January 27, 1996 (the '1995 Fiscal Year'), before giving effect to the restructuring charge in the 1995 Fiscal Year referred to in note 1 to 'Selected Consolidated Financial Data.' The discussion below of results for the 1995 Fiscal Year, other than balance sheet data, excludes the effect of such charge. Net earnings per common share were $1.48 for the 1996 Fiscal Year (based on 34.6 million shares), up 41% from $1.05 per share for the 1995 Fiscal Year (based on
32.8 million shares). Net earnings for the Company's fourth quarter of the 1996 Fiscal Year rose by 35% to $62.0 million from $45.7 million in the fourth quarter of the 1995 Fiscal Year. Net earnings per common share for the fourth quarter of the 1996 Fiscal Year also increased 35% to $1.80 from $1.33 for the fourth quarter of the 1995 Fiscal Year. Revenues for the 1996 Fiscal Year were $2.448 billion, up 24% from $1.977 billion in the 1995 Fiscal Year. Superstore revenues rose 38% to $1.9 billion from $1.4 billion in the 1995 Fiscal Year and increased as a percentage of total revenues to 76% from 68% for the 1995 Fiscal Year. Comparable store sales for the Company's superstores, including store relocations, rose 7.3% for the 1996 Fiscal Year and 8.7% in the fourth quarter of the 1996 Fiscal Year. Comparable store sales for the Company's mall bookstores, excluding store closings, declined (1.0)% for the 1996 Fiscal Year and (3.3)% for the fourth quarter of the 1996 Fiscal Year.

     Operating margins improved to 4.9% of revenues in the 1996 Fiscal Year, up from 4.5% in the 1995 Fiscal Year. Selling and administrative expenses as a percentage of revenues decreased to 18.6% from 19.1% in the 1995 Fiscal Year. Reflecting a significant improvement in turnover, merchandise inventories decreased to $732.2 million at the end of the 1996 Fiscal Year from $740.4 million at the end of the 1995 Fiscal Year, a reduction of (1.1)%, despite the addition of 91 new superstores and the initial stocking of the Company's new distribution center. Stockholders' equity increased to $456.0 million at the end of the 1996 Fiscal Year, up 14% from $400.2 million at the end of the 1995 Fiscal Year. Return on beginning stockholders' equity improved to

13% in the 1996 Fiscal Year, up from 10% in the 1995 Fiscal Year. The table below sets forth some of the financial results discussed above.

                                              1995          1996
                                          FISCAL YEAR   FISCAL YEAR
                                          ------------  ------------
                                          (IN THOUSANDS, EXCEPT PER
                                                 SHARE DATA)

Revenues................................  $1,976,900    $2,448,124
Operating profit........................  $   88,612    $  119,668
Net earnings............................  $   34,327    $   51,225
Net earnings per common share...........  $     1.05    $     1.48
Merchandise inventories.................  $  740,351    $  732,203
Stockholders' equity....................  $  400,235    $  455,989


     The Company's principal executive offices are located at 122 Fifth Avenue, New York, New York 10011 and its telephone number is (212) 633-3300.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholder.

                          PRICE RANGE OF COMMON STOCK

     The shares of the Common Stock are listed and principally trade on the NYSE and quoted under the trading symbol 'BKS.' The following table sets forth, for the quarters indicated, the high and low sales prices of the Common Stock on the NYSE as reported on the NYSE Composite Tape.

PERIOD ENDED                                                                               HIGH      LOW
------------                                                                               ----      ---
Fiscal Year Ending January 31, 1998:
  First Quarter (through March 26, 1997)................................................   $39 7/8  $30 3/8

Fiscal Year Ended February 1, 1997:
  Fourth Quarter........................................................................   $34 3/8  $25 3/4
  Third Quarter.........................................................................    35 3/4   29 5/8
  Second Quarter........................................................................    37 3/4   28 3/4
  First Quarter.........................................................................    36 1/4   23 3/4

Fiscal Year Ended January 27, 1996:
  Fourth Quarter........................................................................   $39 3/4  $23 1/4
  Third Quarter.........................................................................    42 1/4   33 7/8
  Second Quarter........................................................................    38 7/8   26 5/8
  First Quarter.........................................................................    32 3/4   27 1/4

Fiscal Year Ended January 28, 1995:
  Fourth Quarter........................................................................   $31 3/8  $25 5/8
  Third Quarter.........................................................................    29 1/4   24 5/8
  Second Quarter........................................................................    26       20
  First Quarter.........................................................................    28 1/2   20 1/2

     On March 26, 1997, the last sales price reported for the Common Stock on the NYSE was $36.25 per share. Prospective purchasers of Shares are urged to obtain current quotations for the market price of the Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data of the Company and its subsidiaries set forth below should be read in conjunction with the Company's consolidated financial statements and notes incorporated herein by reference. The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The Statement of Operations Data for the 52 weeks ended January 27, 1996, January 28, 1995 and January 29, 1994 and the Balance Sheet Data as of January 27, 1996 and January 28, 1995 are derived from, and are qualified by reference to, audited consolidated financial statements which are incorporated herein by reference. The Statement of Operations Data for the 52 weeks ended January 30, 1993 and February 1, 1992 and the Balance Sheet Data as of January 29, 1994, January 30, 1993 and February 1, 1992 are derived from audited consolidated financial statements which are not included herein. The Statement of Operations Data for the 39 weeks ended October 26, 1996 and October 28, 1995 and the Balance Sheet Data as of October 26, 1996 and October 28, 1995 are derived from unaudited consolidated financial statements which are not included herein. Data for the 39-week periods presented include all adjustments, consisting of normal recurring accruals, which management considers necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. Due to the seasonal nature of the Company's business, the results for the 39- week periods presented are not indicative of the results for the full fiscal year. See 'The Company' for unaudited financial information reported by the Company with respect to the fourth quarter of the 1996 Fiscal Year.

                                                             52 WEEKS ENDED                                   39 WEEKS ENDED
                                   -------------------------------------------------------------------   -------------------------
                                   FEBRUARY 1,   JANUARY 30,   JANUARY 29,   JANUARY 28,   JANUARY 27,   OCTOBER 28,   OCTOBER 26,
                                      1992          1993          1994          1995          1996          1995          1996
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues
   Superstores.................     $ 153,608    $  328,766    $  614,646    $  952,697    $1,349,830    $  854,084    $1,193,331
   Mall bookstores.............       718,819       706,862       688,220       646,876       603,204       383,077       357,694
   Other.......................        48,552        51,075        34,520        23,158        23,866        17,205        14,614
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------
     Total revenues............       920,979     1,086,703     1,337,386     1,622,731     1,976,900     1,254,366     1,565,639
 Cost of sales, buying and
   occupancy...................       597,612       711,845       874,038     1,050,011     1,269,001       815,006     1,014,883
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------
   Gross profit................       323,367       374,858       463,348       572,720       707,899       439,360       550,756
 Selling and administrative
   expenses....................       195,124       221,266       262,861       311,344       376,773       263,606       319,459
 Rental expenses...............        79,891        91,792       120,326       147,225       182,473       129,505       163,933
 Depreciation and
   amortization................        23,854        25,082        29,077        36,617        47,881        33,668        43,319
 Pre-opening expenses..........         1,842         6,004         8,940         9,021        12,160         8,495        13,986

 Restructuring charge (1)......            --            --            --            --       123,768            --            --
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------
   Operating profit (loss).....        22,656        30,714        42,144        68,513       (35,156)        4,086        10,059
 Interest expense, net and
   amortization of debt
   discount (2)................        28,336        26,858        25,807        22,955        28,142        20,810        28,105
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------
   Earnings (loss) before
     provision (benefit) for
     income taxes,
     extraordinary item and
     cumulative effect of a
     change in accounting
     principle.................        (5,680)        3,856        16,337        45,558       (63,298)      (16,724)      (18,046)
 Provision (benefit) for income
   taxes.......................          (270)        3,646         8,584        20,085       (10,322)       (5,314)       (7,310)
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------
   Earnings (loss) before
     extraordinary item and
     cumulative effect of a
     change in accounting
     principle.................        (5,410)          210         7,753        25,473       (52,976)      (11,410)      (10,736)
 Extraordinary loss (3)........            --         6,663            --            --            --            --            --
   Cumulative effect of a
     change in accounting
     principle (4).............            --         2,052            --            --            --            --            --
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------
   Net earnings (loss) (5).....     $  (5,410)   $   (8,505)   $    7,753    $   25,473    $  (52,976)   $  (11,410)   $  (10,736)
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------
 Net earnings (loss) per common
   share (6)(9)................     $      --    $     0.01    $     0.30    $     0.81    $    (1.70)   $    (0.37)   $    (0.33)
 Weighted average common shares
   outstanding (6)(9)..........            --    20,528,000    26,194,000    31,344,000    31,217,000    30,637,000    33,006,000
STORE OPERATING DATA:
 Stores open at end of period
   Superstores.................            58           135           203           268           358           322           408
   Mall bookstores (7).........           805           781           734           698           639           671           611
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------
     Total.....................           863           916           937           966           997           993         1,019
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------

                                                             52 WEEKS ENDED                                   39 WEEKS ENDED
                                   -------------------------------------------------------------------   -------------------------
                                   FEBRUARY 1,   JANUARY 30,   JANUARY 29,   JANUARY 28,   JANUARY 27,   OCTOBER 28,   OCTOBER 26,
                                      1992          1993          1994          1995          1996          1995          1996
                                   -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
 Comparable store sales
   increase (decrease) (8)
   Superstores.................           0.2%          5.2%          8.6%         12.6%          6.9%          8.6%          4.9%
   Mall bookstores (7).........          (1.4)          2.5          (0.3)         (2.3)         (4.3)         (4.7)         (0.6)
 Capital expenditures..........     $  35,053    $   64,987    $   81,116    $   88,763    $  154,913    $  105,692    $  142,954
BALANCE SHEET DATA (AT END OF
 PERIOD):
 Working capital (deficit).....     $ (29,359)   $  114,677    $  182,403    $  155,976    $  226,500    $  178,458    $  145,480
 Total assets..................       532,591       712,055       895,863     1,026,418     1,315,342     1,383,353     1,531,733
 Long-term debt, less current
   portions....................       174,751       190,000       190,000       190,000       262,400       190,000       290,000
 Preferred stock subject to
   redemption, including
   cumulative dividends in
   arrears.....................            --        66,248            --            --            --            --            --
 Stockholders' equity..........        57,634       146,754       328,841       358,173       400,235       441,751       393,617

------------------
(1) Restructuring charge includes restructuring and asset impairment losses recognized upon adoption of Financial Accounting Standards No. 121 'Accounting for Impairment of Long-Lived Assets and Assets to be Disposed of '.

(2) Interest expense for the 52 weeks ended February 1, 1992, January 30, 1993, January 29, 1994, January 28, 1995 and January 27, 1996 is net of interest income of $1,740, $2,228, $1,838, $3,008 and $2,138, respectively. Interest expense for the 39 weeks ended October 28, 1995 and October 26, 1996 is net of interest income of $1,682 and $1,580, respectively.

(3) Reflects a net extraordinary charge during the 52 weeks ended January 30, 1993 due to the early extinguishment of debt, consisting of: (i) a pre-tax charge of $6,509 associated with the redemption premiums on the Company's senior subordinated notes and debentures; (ii) the associated write-off of $5,179 of unamortized deferred finance costs related to the early extinguishment of the Company's senior subordinated notes and debentures; and (iii) the related tax benefits of $5,025 on the extraordinary charges.

(4) Reflects the cumulative effect of a change in accounting principle of $2,052 (net of tax benefits of $1,548) during the 52 weeks ended January 30, 1993 related to the adoption of new accounting standards for post-retirement benefits.

(5) Net earnings (loss) does not give effect to preferred stock dividends. Holders of the Company's Series C Preferred Stock were entitled to dividends of $1,375 and $4,466 during the 52 weeks ended January 30, 1993 and January 29, 1994, respectively. Such accumulated dividends were paid from the proceeds of the Company's initial public offering completed on October 4, 1993 (the 'IPO'). Accumulated dividends on all other series of preferred stock outstanding for all periods were converted into Common Stock or waived.

(6) The pro-forma weighted average number of shares outstanding used in the computation of pro-forma earnings before extraordinary item and cumulative effect of a change in accounting principle per common share gives effect to an approximate 2.058-for-1 stock split completed by the Company prior to the consummation of the IPO, the effect of certain employee stock options using the treasury stock method, the number of shares issued upon the conversions of preferred stock and the exercise of warrants in connection with the IPO and the number of shares issued which is equal in value to the redemption price of the Series C Preferred Stock, including accumulated and unpaid dividends. Due to the Company's recapitalization in November 1992, it is not meaningful to set forth earnings data per common share for periods prior to the 52 weeks ended January 30, 1993.

(7) Includes discount bookstores operated under the Barnes & Noble tradename representing the Company's original retail strategy.

(8) Comparable store sales increase (decrease) is calculated using sales of stores that have been open for 12 months for mall bookstores and 15 months for superstores (due to the high sales volume associated with superstore grand openings). The comparable store sales increase (decrease) for the period ended February 1, 1992 has been adjusted to reflect the elimination of the 53rd week for the period ended February 2, 1991.

(9) Computed on a pro forma basis for the 52 weeks ended January 30, 1993 and January 29, 1994. Net earnings per common share are before extraordinary item and cumulative effect of a change in accounting principle for the 52 weeks ended January 30, 1993.

                              SELLING STOCKHOLDER

     The following table sets forth certain information as of the date of this Prospectus with respect to shares of Common Stock owned by the Selling Stockholder which are covered by this Prospectus. The number of Shares offered pursuant to this Prospectus for the account of the Selling Stockholder equals the total number of Shares owned by the Selling Stockholder as of the date of this Prospectus.

                                                                        COMMON STOCK OWNERSHIP
                                                                         PRIOR TO THE OFFERING
NAME AND ADDRESS OF                                                     -----------------------
SELLING STOCKHOLDER                                                      NUMBER      PERCENTAGE
---------------------------------------------------------------------   ---------    ----------
Vendex International N.V.............................................   1,820,386        5.5%
DeKlencke 6, 1083HH
Amsterdam, The Netherlands

                              PLAN OF DISTRIBUTION

     The Selling Stockholder or its pledgees, donees, transferees or other successors-in-interest may offer Shares from time to time, depending on market conditions and other factors, in one or more transactions on the NYSE or other national securities exchanges on which the Shares are traded, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at negotiated prices or at fixed prices. The Shares may be offered in any manner permitted by law, including through underwriters, brokers, dealers or agents, and directly to one or more purchasers. Sales of Shares may involve (i) sales to underwriters who will acquire Shares for their own account and resell them in one or more transactions at fixed prices or varying prices determined at the time of sale, (ii) block transactions in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (iii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account, (iv) an exchange distribution in accordance with the rules of any such exchange, and (v) ordinary brokerage transactions and transactions in which a broker solicits purchasers. Brokers and dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder and/or purchasers of Shares for whom such brokers or dealers may act as agent (which compensation may be in excess of customary commissions). The Selling Stockholder and any broker or dealer that participates in the distribution of Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of Shares positioned by a broker or dealer may be deemed to be underwriting discounts and commissions under the Securities Act. In the event the Selling Stockholder engages an underwriter in connection with the sale of Shares, to the extent required, a Prospectus Supplement will be distributed, which will set forth the number of Shares being offered and the terms of the offering, including the names of the underwriters, any discounts, commissions and other items constituting compensation to underwriters, dealers or agents, the public offering price and any discounts, commissions or concessions allowed or reallowed or paid by underwriters or dealers.

     In addition, the Selling Stockholder may from time to time sell Shares in transactions under Rule 144 promulgated under the Securities Act.

     The expenses of the registration of the Shares, and all underwriting discounts, commissions, transfer taxes and other fees, costs and expenses relating to the sale or disposition of Shares, shall be borne by the Selling Stockholder.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Shares offered hereby have been passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104. Michael N. Rosen, a senior member of Robinson Silverman Pearce Aronsohn & Berman LLP, is a Director and Secretary of the Company and is deemed to be the beneficial owner of 16,000 shares of Common Stock, including 10,000 shares issuable upon the exercise of options which are currently exercisable.

                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiaries as of January 27, 1996 and January 28, 1995, and for each of the fiscal years in the three-year period ended January 27, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the reports of BDO Seidman, LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in auditing and accounting.

                       CERTAIN FORWARD-LOOKING STATEMENTS

     This Prospectus (including the documents incorporated or deemed incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this Prospectus, the words 'anticipate,' 'believe,' 'estimate,' 'expect,' 'intend' and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements, which include, without limitation, the matters set forth herein under the caption 'The Company,' reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others general economic and market conditions, possible disruptions in the Company's computer systems, possible increases in shipping rates or interruptions in shipping service, effects of competition, possible disruptions or delays in the opening of new stores, and other factors which may be outside of the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected or intended.